FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 28, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 28, 2008 and incorporated by reference herein is the Registrant’s immediate report dated February 28, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 28, 2008

BLUEPHOENIX ANNOUNCES APPOINTMENT OF ALAN ZWIREN AS
VICE PRESIDENT OF PARTNERS AND ALLIANCE SALES

HERZLIYA, Israel – February 28, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the appointment of Alan Zwiren, a seasoned partner executive, as its new vice president of partners and strategic alliance sales. Alan’s responsibilities include the development and management of strategic partner alliances, and industry partnerships.

Alan comes to BluePhoenix with over 20 years experience in the enterprise software industry. In his most recent position, Alan spent seven years with IBM where he was a channel executive responsible for Worldwide Information Management Channel Sales.

Prior to joining IBM, Alan was the vice president of Strategic Relations at Magic Software, a leading provider of development and integration technology. He was also the Director of Global IBM Relations at Synon, a leading AS/400, iSeries development tool vendor and Manager of Business Development for Information Builders, a leading provider of tools for the Mainframe. In 1988, Alan was selected to be a consultant to IBM’s AS/400 Division participating in the launch and worldwide rollout of the AS/400

“With the addition of Alan Zwiren, we are adding another seasoned enterprise software executive who brings more than 20 years of industry experience in developing and growing partner channels and strategic alliances to accelerate BluePhoenix’s growth going forward,” said Arik Kilman, CEO of BluePhoenix. “Alan’s role is to expand BluePhoenix’s market presence as well as market share as we focus on developing key alliances with strategic partners and industry partners. I am pleased to welcome Alan to the team.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
David Leichner
BluePhoenix Solutions
+97299526110
dleichner @bphx.com